Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	For the Years Ended December 31,
	2013		2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(14.4)		$40.1	$46.3	$34.3	$34.9
Add:
Fixed charges	77.3		38.4	30.3	13.7	9.1
Amortized capitalized interest	0.1		0.1	0.1	0.1	0.1
Less:
Capitalized interest	(3.4)		(0.2)	(0.2)	—	(0.3)
Non-controlling interest in pre-tax income of subsidiary with no fixed charges	(4.9)	(3)	—	—	—	—
Total earnings available for fixed charges	$54.7		$78.4	$76.5	$48.1	$43.8

Fixed charges:
Interest and debt expense	74.8		36.0	27.8	13.5	8.8
Interest component of rent	2.5		2.4	2.5	0.2	0.3
Total fixed charges	$77.3		$38.4	$30.3	$13.7	$9.1

Ratio of earnings to fixed charges(1)	—	(2)	2.0	2.5	3.5	4.8

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges.

(3)	Dividend requirement of preferred securities issued by our consolidated subsidiary was paid in units and therefore were not considered a fixed charge for purposes of this computation.